

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 2, 2017

Krishna Shivram
Chief Executive Officer
Sentinel Energy Services Inc.
1000 Louisiana Street, Suite 3850
Houston, Texas, 77002

> **Re:** **Sentinel Energy Services Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 3, 2017**
> **CIK No. 0001709768**

Dear Mr. Shivram:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. We note your disclosure that you "cannot guarantee that [y]our securities will be approved for listing on NASDAQ." Please tell us whether you intend to know before this registration statement is effective whether NASDAQ has approved your listing

application. In this regard, we note that you discuss a number of conditions and limitations by which you will be required to abide if you obtain and maintain such listing, such as the 80% limitation. Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

Prospectus Summary

Our Company, page 2

3. Please revise your disclosure to add an organizational chart or diagram that clearly illustrates your ownership structure and your shareholders' ownership interests.

4. In the second paragraph from the top, you state in the last sentence "None of our officers or directors have had experience with blank check companies or special purpose acquisition companies in the past." If applicable, please disclose CSL's experience with blank check companies or special purpose acquisition companies. If they have such experience, please provide a short overview of their experience.

Manner of conducting redemptions, page 18

5. Please include disclosure in the summary section of this prospectus that public stockholders seeking to exercise their redemption rights may be required to tender their certificates or deliver their shares to perfect their redemption rights.

Release of funds in trust account on closing of our initial business combination, page 21

6. Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to redeeming shareholders, or (2) the trustee will directly send the appropriate portion of the amount held in trust to the redeeming shareholder at the time of the business combination.

Limited payments to insiders, page 23

7. Please disclose the source of the funds to be used to make the identified payments to insiders, or provide a cross-reference to such disclosure.

Summary Financial Data, page 26

8. Please refer to footnotes (1) and (2) to this table. Tell us why actual shareholder's equity as of June 12, 2017 is a component of "as adjusted" working capital and "as adjusted" total assets. Working capital is generally calculated as current assets minus current liabilities, and total assets should reflect the similarly titled line item on the face of your balance sheet. Please revise these footnotes to better explain how the amounts of "as adjusted" working capital and total assets are calculated.

Risk Factors

9. Please add risk factor disclosure explaining the risks to investors of the cashless exercise of the public stockholders' warrants, including that the decision to require a cashless exercise is solely within the company's discretion and that a cashless exercise results in an investor receiving fewer shares than in a cash exercise scenario.

NASDAQ may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions., page 31

10. In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your Nasdaq listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

Our directors may decide not to enforce the indemnification obligations of our sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders., page 35

11. Please disclose the risks associated with the fact that you have not independently verified whether your sponsor has sufficient funds to satisfy its indemnity obligations, despite the fact that you believe your sponsor's only assets to be securities of your company, and that you have not asked your sponsor to reserve for this eventuality. Alternatively, please tell us why you do not believe such risk factor disclosure is necessary.

Use of Proceeds, page 61

12. Please confirm our assumption that the amount titled "Proceeds after offering expenses" will equal Total gross proceeds minus Total offering expenses once you have populated the amount of Underwriting discounts and commissions. If our assumption is incorrect, please explain this matter to us in more detail.

Shareholders May Not Have the Ability to Approve Our Initial Business Combination, page 83

13. Please provide us your analysis of how your ability to choose between seeking shareholder approval for a proposed business combination and conducting a tender offer would change if you were to satisfy the definition of a foreign private issuer. Also tell us about any other material changes to the disclosures in your prospectus if you were to satisfy the definition of a foreign private issuer.

Krishna Shivram
Sentinel Energy Service, Inc.
August 2, 2017
Page 4

<u>Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419</u>

<u>Election to Remain an Investor, page 93</u>

14. Please expand the disclosure in the left column to clarify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

<u>Signatures</u>

15. Please include the signature of your duly authorized representative in the United States. See Securities Act Section 6(a) and Instruction 1 under Signatures on Form S-1.

Please contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or Jacqueline Kaufman, Attorney Adviser, at (202) 551-3797, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products